Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

March 4, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:	Nuveen Credit Strategies Income Fund
(File Nos. 333-220938, 811-21333)

Ladies and Gentlemen:
On behalf of Nuveen Credit Strategies Income Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s registration statement on Form N-2, together with all exhibits thereto (File No. 333-220938 and 811-21333), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 13, 2017 (via EDGAR Accession No. 0001193125-17-309796) and as amended on Form N-2/A, together with all exhibits thereto, on January 10, 2018 and July 23, 2018 (via EDGAR Accession Nos. 0001193125-18-008310 and 0001193125-18-223851, respectively) (collectively, the “N-2 Filing”).  The N-2 Filing relates solely to the proposed offering of preferred shares of beneficial interest (“Preferred Shares”) of the Fund.
We believe that withdrawal of the N-2 Filing is consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with a proposed public offering of the Fund’s Preferred Shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective.  The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-2 Filing be credited for future use.  The Fund understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.
If you have any questions regarding this application for withdrawal, do not hesitate to contact me at (312) 964-3502.
Sincerely,

/s/ David P. Glatz
David P. Glatz
Cc:	Elisabeth Bentzinger
Gifford Zimmerman

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